www.linkedin.com/in/jesse-f-a902524 (LinkedIn)
shiningrockventures.com (Company)

Top Skills

Negotiation
Microfinance
Economic Development

Languages

Romanian (Full Professional)
French (Elementary)
Spanish (Limited Working)

Honors-Awards

Global Finalist, Most Innovative Development Project: the Integrated NGO and Economic Development Initiative, Romania
Distinguished Alumni Award

Publications

Reconstruction of Post-Conflict Societies: Social Dynamics, Democracy, and Institution-Building
Making Vinegar Pie: The Case for Agile Capital
Southern Voice in ESG: Opportunity or Risk?
Governance towards Social and Environmental Resilience: Reframing ESG to include perspectives of the Global South
It's Banking, But Not As We Know It

Jesse F.

Principal & CEO @ Shining Rock Ventures | Enabling Impact-Oriented Success
Asheville, North Carolina, United States

Summary

Jesse is an impact finance leader with nearly three decades of global experience in transformative finance and economic development leadership. He is the founding Principal and CEO of Shining Rock Ventures, a firm that provides impact venture capital, corporate governance, and strategic advisory solutions to impact-oriented institutions, enterprises, and entrepreneurs. He is also a certified company director with a master's degree in economic development.

Jesse's expertise lies at the intersection of strategy, governance, and capital mobilization for transformative business models in the areas of inclusive finance, impact-oriented investing, digital finance and fintech, green and sustainable economy, and equitable economic transformation.

Jesse has a proven track record of leading strategic transformations, raising and deploying catalytic blended finance, and working in complex and volatile crisis and conflict-affected environments.

He is passionate about enabling the success and scale of innovative and inclusive solutions that address the global challenges of our time.

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Experience

Green Bank for Rural America
Rapid Start Team, Strategy Lead
April 2024 - Present (1 month)
Greater Appalachia and Rural America

The Green Bank for Rural America provides investment capital and technical assistance to underserved rural communities across the United States, catalyzing green energy investments in low-income communities impacted by declines in the fossil fuel industry.

To accelerate economic restructuring and diversification in these communities, the Green Bank for Rural America has structured a robust national program prioritizing nearly 600 counties in Appalachia, energy and underserved rural, and Native communities – 30% of all US persistent poverty counties – with financing and technical assistance. The Green Bank for Rural America has received a core funding award of $500 million from the US EPA Greenhouse Gas Reduction Fund, which will be utilized to leverage private capital to finance $2.25 billion in 2,250 clean energy projects, create 18,500 quality jobs in rural communities, reduce energy generation from carbon-based sources by 1.4M MWh annually, and reduce carbon emissions by 12M tons annually.

Energy communities have powered the economic growth of our nation – from coal, to oil, to natural gas – yet the decline of legacy energy industries has resulted in some of the most economically distressed regions of the country.

The Green Bank for Rural America will catalyze the next generation energy economy, support thousands of businesses, and create thousands more quality jobs while also reducing carbon emissions and improving air quality. Instead of being left behind, the rural communities affected by the transition to cleaner forms of energy will receive new investment and technical support for improved air quality, economic revitalization, workforce development, and community engagement.

Appalachian Community Capital, founded in 2013, is a national thought leader for economic revitalization in energy communities and formed the Green Bank for Rural America to respond to the historic investment opportunity afforded by the EPA Greenhouse Gas Reduction Fund.

Shining Rock Ventures
Principal & CEO
January 2021 - Present (3 years 4 months)
Asheville, North Carolina, United States

Catalyzing Sustainable Economies

Shining Rock Ventures is focused on enabling the success and scale of impact-oriented institutions, enterprises, and entrepreneurs through provision of impact venture capital, corporate governance, and strategic advisory solutions.

Current clients and partners include global impact finance institutions, climate resilience initiatives, and sustainable enterprises, as well as US and international impact investors, funding intermediaries, US CDFIs, nature-based solution and tech ventures, and regional public and philanthropic partners, in addition to selected pro bono partnerships.

Impact WNC Fund
Co-founder & Managing Partner, Impact WNC GP, LLC
March 2023 - Present (1 year 2 months)
Greater Asheville

Now in active fundraising and pipeline-building phase, the Impact WNC Fund, investing in high-potential ventures grounded in WNC and southern Appalachia. Focused on value-adding industries with a wide aperture for investment in post-revenue, pre-seed and seed stage ventures with equity and quasi-equity tickets from $50k-$250k. Founder-friendly, patient capital, with particular consideration for BIPOC, female-led and/or rural-led ventures across the region.

NRSP Microfinance Bank
Non Executive Director
July 2022 - Present (1 year 10 months)
South Asia

Privileged to serve as a Non Executive Director on the Board of NRSP Microfinance Bank, including Chairing the Risk Management Committee. NRSP MFB provides a range of deposit, credit and insurance services to rural and agricultural communities and businesses, serving more than 1.2 million customers through a network of 154 branches. Shareholders include the National Rural Support Programme, IFC (World Bank Group), Acumen Fund, and Proparco (French Development Bank).

CIFAR Alliance
Global Secretariat Co-Lead
January 2022 - Present (2 years 4 months)
Global

Alliance Members include BFA Global, PayPal, CGAP, World Resources Institute (WRI), the UN Better Than Cash Alliance (BTCA), the UN Race to Resilience (R2R), Financial Services Deepening (FSD) - Africa, Mercy Corps & Mercy Corps Ventures, MicroSave Consulting, GSMA, British International Investment (formerly CDC UK Group), the IUCN (Observer), Busara, the Climate Collective, the Global Resilience Partnership, the Climate Policy

Initiative, and the MasterCard Center for Inclusive Growth, along with dozens of additional consultative and collaborative institutional partners from around the world. The Alliance spearheads broader industry efforts to leverage the scale and buildable access capacity of digital & fintech to deploy adaptation & resilience tools, resources and solutions to over 1 billion of the world's most climate vulnerable and to crowd in an average of $25 billion of public and private investment per year by 2030.

Appalachian Community Capital
2 years 10 months

Chief Strategy Officer/Senior Strategy Advisor
January 2022 - Present (2 years 4 months)
ARC Region

Providing strategic implementation support to the CEO, leadership team and Board of leading mezzanine funding and capacity-building institution supporting 30+ member Community Development Financial Institutions (CDFIs) with thousands of SME clients and over $2 billion in assets under management, across the 13-state, 420 County region of the Appalachian Regional Commission. Focus on implementation of the ACC Vision 2026 Strategic Roadmap to bring greater breadth and depth of financial and non-financial services access to support entrepreneurs and communities in one of North America's most entrepreneurial and demographically diverse rural regions.

Strategy Team Lead
July 2021 - December 2021 (6 months)
Appalachia, Regional, United States

Lokyata
Non Executive Director
February 2021 - Present (3 years 3 months)
United States

Lokyata is an emerging industry leader in the area of sophisticated, machine-learning, inclusive finance decision-making, risk-analytics, API integration and other data services focused on the unbanked and underbanked in North American and International markets.

HiveTracks
Seed Investor
June 2021 - Present (2 years 11 months)
Greater Appalachia

As part of Shining Rock Ventures commitment to intentional, locally-impactful agile capital initiatives, sponsor as seed investor a convertible note alongside seven other Angel partners in this North Carolina headquartered, nature-based solutions tech venture focused on using crowd-sourced data to improve hive health and management for hobbyist and commercial beekeepers across Appalachia and around the world. Providing P2P, B2C, B2B and predictive analytics supporting thousands of beekeeping and bee-dependent enterprises. Catalyzed additional institutional investment for a successful pre-seed round.

Aga Khan Development Network
9 years

Strategic Governance
January 2021 - Present (3 years 4 months)
Various

Strategic governance service for special assets in impact banking and finance portfolio.

The Aga Khan Development Network (AKDN) works in over 30 countries around the world. AKDN currently operates over 1,000 programmes and institutions – many of which date back over 60 years, and some over 100.

AKDN employs approximately 96,000 people, the majority of whom are based in developing countries. The AKDN annual budget for non-profit development activities is approximately $1 billion. The AKDN economic development arm, the Aga Khan Fund for Economic Development, generates annual revenues of $4 billion, but all surpluses generated by its project companies are reinvested in further development activities, usually in fragile, remote or post-conflict regions.

General Manager, Aga Khan Agency for Microfinance
2015 - December 2020 (5 years)
Geneva Area, Switzerland

Led a complex and multi-level strategic transformation process for the Aga Khan Agency for Microfinance and ten regulated portfolio financial institutions over a five+ year period, covering West Africa, Southern Africa, the Middle East, and Central and South Asia, including a number of volatile, crisis-affected environments. Managed global leadership team of a dozen professionals, 4,000+ staff in the field, oversight of $700m+ in assets, serving 2m+ small biz, household and microfinance customers.

BFA Global
Senior Advisor, Climate Adaptation & Resilience
March 2021 - December 2021 (10 months)
United States

Providing strategic advice, design and development support in areas related to digital finance, industry collaboration, action research and blended finance solutions for adaptive and resilient climate venture acceleration globally. Core team member for design and launch of the Digital Finance for Climate Resilience industry framework.

Multiple
Professional Sabbatical
July 2020 - December 2020 (6 months)
United States

Professional sabbatical focused on a 'deep dive' into the intersection of strategy, governance, risk and impact capital drivers of high-potential, early-stage "next economy" & climate ventures in North America and internationally.

Enclude Holding
10 years

Managing Director, Capacity Solutions
2013 - 2015 (2 years)
USA; Netherlands; UK; India; Pakistan

Led global impact advisory business with offices in five countries as part of "capital plus" enterprise configuration with 100+ full-time employees and associates. Advised public, private and non-profit clients in strategy, design and implementation in the digital transformation, financial inclusion, green enterprise, M&A, and inclusive economy areas. Enclude was initially a subsidiary of ShoreBank Corporation USA, doing business as ShoreBank International, subsequently acquired by Triodos Bank of the Netherlands in 2012, acquired and operating as Palladium Impact Capital since 2018. Led or supported in excess of $150 million in blended capital transactions for various clients and partners;

Vice President, Inclusive and Digital Finance
2005 - 2013 (8 years)
Washington D.C. Metro Area

BearingPoint (now Deloitte Emerging Markets)
Manager
2004 - 2005 (1 year)

Led Operations team of ten core professionals supporting the Emerging Markets Practice, with $45+ million in annual revenues. Subsequently acquired and operating as Deloitte, Emerging Markets.

Global Communities

7 years

Director, Special Field Operations (Crisis/Post-Conflict)
2001 - 2004 (3 years)

Oversight of 600 field staff, annual budget of $100m, in Serbia, Bosnia & Herzegovina, Kosovo, Iraq, Afghanistan, Sudan/Darfur. Greenfield financial services, community and economic development, reconstruction and community infrastructure, emergency response. Included leadership role in design, structure and negotiation of $100 million+ MENA regional OPIC(DFC)/ USAID-funded small business, home-improvement and community-infrastructure finance guarantee facility.

General Manager & Country Representative
1999 - 2001 (2 years)
Romania

Led launch of greenfield Non-Bank Financial Institution with $10m+ portfolio in SME, energy efficiency, and community finance. Strategic initiatives in regional economic planning & development, credit union development, business and home-owner association strengthening. Now part of Vitas Group.

Balkan Projects Development Advisor/Deputy Country Representative
1997 - 1999 (2 years)
Romania, Balkans

Key contributor to fragile-state/post-conflict economic development & reconstruction, PPP, privatization, and financial services initiatives in Croatia, Bosnia & Herzegovina, Bulgaria, Hungary, Kosovo and Romania.

Peace Corps
Volunteer
1995 - 1997 (2 years)
Romania

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Education

Institute of Directors (IoD)

Certificate in Company Direction, with Distinction, Corporate Governance · (March 2022 - September 2022)

University of Maryland
MPM, Economic Development

Edinburgh Business School
Graduate Certificate, Finance

Warren Wilson College
Bachelor's Degree, with Honors

Asheville High School